UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

       (Amendment No. 1)

SWISSINSO HOLDING INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87101R 10 5

(CUSIP Number)

Michael Hirschberg, Esq. Reitler Kailas & Rosenblatt LLC 885 Third Avenue, 20th Floor New York, New York 10022 (212) 209-3032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

CUSIP No.87101R 10 5	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Michel Gruering
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,097,145 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,097,145 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57% (1)
14	TYPE OF REPORTING PERSON IN
(1)  Based on 78,599,287 outstanding shares of common stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

CUSIP No.87101R 10 5	Page 3 of 4 Pages

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SwissINSO Holding Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is 590 Madison Avenue, 21st Floor, New York, New York 10022.

Item 5.	Interest in Securities of the Issuer.

(a)        The Reporting Person beneficially owns 9,097,145 shares of Common Stock of the Company, constituting 11.57% of the 78,599,287 outstanding shares of Common Stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

(b)       The Reporting Person has the sole power to dispose or to direct the disposition of the shares of Common Stock of the Company reported herein but has given the power to vote such shares to Rafic Hanbali pursuant to the Voting Agreement and Proxy referred to in Item 6, below.

(c)        On November 25, 2011, the Reporting Person sold 24,500,000 shares of Common Stock of the Company in a private sale to InsOglass Holding SA, a Swiss company controlled by Rafic Hanbali, and its President, Frederic Strittmatter, for an aggregate purchase price of 100,000 Swiss Francs.  There were no other transactions in the Common Stock of the Company effected by the Reporting Person during the sixty (60) days prior to the date of filing of this Amendment No. 1 to Schedule 13D.  However, during the course of 2011, the Reporting Person also sold an aggregate of 2,000,000 shares of Common Stock of the Company in private sales to Thierry Petersen (700,000 shares), Nicolas Fraysse (700,000 shares), Jacques Fraysse (200,000 shares), Giuseppe Marino (200,000 shares) and Fardad Rahimi (200,000 shares) for a purchase price of US$0.45 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On December 17, 2011, the Reporting Person entered into a Voting Agreement and Proxy with Rafic Hanbali pursuant to which the Reporting Person agreed to vote his shares of Common Stock of the Company, and an additional 6,000,000 shares of Common Stock of the Company over which he has power of attorney, at any regular or special meeting of stockholders and on every action or approval by written consent in such manner as directed by Mr. Hanbali.

Item 7.	Material to be Filed as Exhibits.

Voting Agreement and Proxy dated December 17, 2011 by and between Michel Gruering and Rafic Hanbali.

CUSIP No.87101R 10 5	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2012

By:	/s/ Michel Gruering
Michel Gruering

VOTING AGREEMENT AND PROXY, dated the 17th day of December, 2011 (this “Agreement”), by and among MICHEL GRUERING (“Gruering”) and RAFIC HANBALI (“Hanbali”).

W I T N E S S E T H :

WHEREAS, Gruering is the owner of 9,097,145 shares of Common Stock of SwissINSO Holding Inc. (the “Company”) and holds a proxy from Jean-Bernard Wurm and Muttiah Yogananthan (the “Other Shareholders”) for an aggregate of an additional 6,000,000 shares of Common Stock of the Company (collectively, the “Shares”);

NOW THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           Agreement to Vote.  Gruering hereby agrees, on behalf of himself and the Other Shareholders to vote the Shares at any regular or special meeting of stockholders and on every action or approval by written consent in such manner as directed by Hanbali.

2.           Irrevocable Proxy.  Gruering agrees to execute and deliver to Hanbali an Irrevocable Proxy with respect to the Shares, subject to the terms and conditions set forth therein, in the form attached hereto as Exhibit A (the “Proxy”); provided, however, if the Proxy is not respected or is otherwise found to be unenforceable by any court of competent jurisdiction, Gruering will vote the Shares in accordance with the terms of Section 1.  The parties acknowledge that the Proxy is irrevocable and coupled with an interest.

3.           Specific Enforcement.  It is agreed and understood that monetary damages would not adequately compensate Hanbali for the breach of this Agreement, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.  Gruering waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

4.           Successors in Interest. The provisions of this Agreement shall be binding upon the successors in interest to any of the Shares held by Gruering and their successors and assigns. The parties hereby acknowledge that the Company has notice of this Agreement and the obligations created hereunder.

5.           Termination.  This Agreement shall continue in full force and effect from the date hereof through the date as of which the parties hereto terminate this Agreement by mutual agreement of the parties.

6.           Legend.  There shall be imprinted or otherwise placed, on certificates representing the Shares, the following restrictive legend:

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“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AGREEMENT AND PROXY WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY.  ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT.  A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”

7.           Miscellaneous.

7.1          Further Action.  Each party shall do all things and execute and deliver all documents and make all transfers, and cause any transferee of the Shares to do all things and execute and deliver all documents, as may be necessary to consummate the transactions contemplated by this Agreement.

7.2          Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware in all respects as such laws are applied to agreements among Delaware residents entered into and performed entirely within Delaware.

7.3          Amendment or Waiver.  This Agreement may be amended (or provisions of this Agreement waived) only by an instrument in writing signed by each of the parties.  Any amendment or waiver so effected shall be binding upon each of the parties hereto and any assignee of any such party.

7.4          Severability.  In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

7.5          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

7.6          Entire Agreement.  This Agreement and any Exhibits hereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

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IN WITNESS WHEREOF, the parties hereto have executed this VOTING AGREEMENT AND PROXY as of the date first above written.

/s/ Michel Gruering
Michel Gruering

/s/ Rafic Hanbali
Rafic Hanbali

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EXHIBIT A

Irrevocable Proxy

SwissInso Holding Inc.

The undersigned, as record holder of 9,097,145 shares of SwissINSO Holding Inc., a Delaware corporation (the “Company”) and as proxy for the 6,000,000 shares owned by Jean-Bernard Wurm and Muttiah Yogananthan (the “Other Shareholders”) )collectively, the “Shares”), hereby irrevocably appoints Rafic Hanbali (“Hanbali”), as the undersigned’s proxy to attend all stockholders’ meetings and to, with respect to the matters described below, vote, execute consent and otherwise represent the Shares in the same manner and with the same effect as if the undersigned were personally present at any such meeting or voting such securities or personally acting on any matters submitted to shareholders for approval or consent. The proxy holder will have the full power of substitution and revocation.

This proxy is made pursuant to the Voting Agreement and Proxy, dated this 17th day of December, 2011, by and among the undersigned and Hanbali (the “Voting Agreement and Proxy”).  Except as required by applicable law, this proxy will be irrevocable until the termination of the Voting Agreement and Proxy.

THIS PROXY SHALL BE SIGNED EXACTLY AS THE STOCKHOLDER’S NAME APPEARS ON HIS STOCK CERTIFICATE. IF SIGNED BY AN ATTORNEY IN FACT, THE POWER OF ATTORNEY MUST BE ATTACHED.

/s/ Michel Gruering
Michel Gruering, individually as to the Shares owned by him and as Attorney-in-Fact for the Shares owned By the Other Shareholders

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